EXHIBIT 99.30

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario M5H 3P5

416-368-9932

MANAGEMENT INFORMATION CIRCULAR

Dated this 29th day of April, 2011

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

SOLICITATION OF PROXIES	3
RECORD DATE	3
APPOINTMENT AND REVOCATION OF PROXIES	3
ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES	4
VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES	5
VOTING SHARES AND PRINCIPAL HOLDERS THEREOF	6
PARTICULARS OF MATTERS TO BE ACTED UPON	6
Election of Directors	6
Appointment of Auditor	10
STATEMENT OF EXECUTIVE COMPENSATION	10
Compensation Discussion and Analysis	10
Summary of Compensation	13
Incentive Plan Awards	16
Pension Plan Benefits	17
Composition of the Compensation and Nominating Committee	17
Termination and Change of Control Benefits	17
Director Compensation	20
Incentive Plan Awards	21
Performance Graph	22
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	23
Stock Option Plan	23
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	26
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	26
MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS	26
AUDIT COMMITTEE	26
CORPORATE GOVERNANCE PRACTICES	26
Board of Directors	27
Mandate of the Board	29
Position Descriptions	30
Orientation, Education and Effectiveness	30
Potential Conflicts of Interest	30
Shareholder Feedback and Concerns	30
Committees of the Board	31
Assessments	33
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	33
PARTICULARS OF OTHER MATTERS TO BE ACTED UPON	33
ADDITIONAL INFORMATION	35

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ALAMOS GOLD INC.

Suite 2200 – 130 Adelaide Street West

Toronto, Ontario

Canada M5H 1T1

MANAGEMENT INFORMATION CIRCULAR

(This information is given as at April 29, 2011, unless otherwise indicated)

SOLICITATION OF PROXIES

This Management Information Circular (the “Information Circular” or “Circular”) is furnished in connection with the solicitation of proxies by the management of Alamos Gold Inc. (the “Company” or “Alamos”) for use at the Annual and Special General Meeting of the Shareholders of the Company (“the Meeting”) (and at any adjournment thereof) to be held on Thursday, June 2, 2011 at the time and place and for the purposes set forth in the accompanying Notice of Meeting.

The Company will bear the expense of this solicitation. It is expected the solicitation will be made primarily by mail, but regular employees or representatives of the Company (none of whom shall receive any extra compensation for these activities) may also solicit by telephone, facsimile and in person and arrange for intermediaries to send this Management Information Circular and the form of proxy to their principals at the expense of the Company.

The contents and the sending of this Information Circular have been approved by the Board of Directors of the Company (the “Board”).

All dollar amounts referenced herein are United States Dollars, unless otherwise specified. The exchange rate as at December 31, 2010 was CAD$1.00 = US$1.01. The average exchange rate for 2010 was CAD $1.00 = US$0.97.

RECORD DATE

The directors of the Company have set the close of business on April 28, 2011 as the record date (the “Record Date”) for determining which shareholders shall be entitled to receive notice of and to vote at the Meeting. Only shareholders of record as of the Record Date shall be entitled to receive notice of and to vote at the Meeting, unless after the Record Date a shareholder transfers his or her common shares and the transferee (the “Transferee”), upon establishing that the Transferee owns such common shares, requests in writing, at least 10 days prior to the Meeting or any adjournments thereof, that the Transferee may have his or her name included on the list of shareholders entitled to vote at the Meeting, in which case the Transferee is entitled to vote such shares at the Meeting. Such written request by the Transferee shall be sent to the Company’s Corporate Secretary at the following address: Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy are designated as proxy holders by management of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person’s name in the blank space provided in the accompanying form of

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proxy or by completing another proper form of proxy and, in either case, delivering the completed proxy to Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting unless the Chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently. Telephone voting can be completed at 1-866-732-vote (1-866-732-8683) and Internet voting can be completed at www.investorvote.com.

Provisions Relating to Voting of Proxies

The shares represented by proxy will be voted or withheld from voting by the designated proxy holder in accordance with the instructions of the shareholder appointing him or her on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If there are no instructions provided by the shareholder, those shares will be voted in favour of all proposals set out in this Circular. The proxy gives the person named in it the discretion to vote as they see fit on any amendments or variations to matters identified in the Notice of Meeting, or any other matters which may properly come before the Meeting. At the time of printing of this Circular, the management of the Company knows of no other matters which may come before the Meeting other than those referred to in the notice of meeting.

Revocation of Proxies

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by an attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be deposited at (i) the registered office of the Company, Axium Law Corporation, 1055 Dunsmuir Street, P.O. Box 49222, Suite 3350, Four Bentall Centre, Vancouver British Columbia, Canada, V7X 1L2, at any time up to and including the last business day preceding the date of the Meeting or any adjournment thereof duly authorized; or (ii) provided at the Meeting to the Chairman of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-registered shareholders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective intermediaries to revoke the proxy on their behalf.

ADVICE TO BENEFICIAL SHAREHOLDERS OF COMMON SHARES

The information set forth in this section is of significant importance to many shareholders as a substantial number of shareholders do not hold common shares in their own names. Shareholders who do not hold their shares in their own name (“Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the Company. Such common shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such common shares are registered under the name of CDS & Co (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholders. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

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Applicable regulatory policies require intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in Canada. Broadridge typically applies a special sticker to proxy forms, mails those forms to the Beneficial Shareholders, and asks Beneficial Shareholders to return the proxy forms to Broadridge. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be presented at the Meeting. A Beneficial Shareholder receiving a proxy with a Broadridge sticker on it cannot use that proxy to vote common shares directly at the Meeting. The proxy must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxy holder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxy holder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provide by such broker (or agent), well in advance of the Meeting. Alternatively, a Beneficial Shareholder may request in writing that their broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend at the Meeting and vote their common shares.

In addition, Canadian securities legislation permits the Company to forward meeting materials directly to “non-objecting Beneficial Shareholders”. If the Company or its agent has sent these materials directly to you (instead of through a Nominee), your name, address and information about your holding of securities has been obtained in accordance with applicable securities regulatory requirements from the Nominee holding on your behalf. By choosing to send these materials to you directly, the Company (and not the Nominee holding on your behalf) has assumed responsibility for (i) delivering materials to you; and (ii) executing your proper voting instructions.

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed and, where instructions are given by the shareholder in respect of voting for or against any resolutions, will do so in accordance with such instructions.

In the absence of any direction in the proxy, it is intended that such shares will be voted in favour of the motions proposed to be made at the Meeting as stated under the headings in this Information Circular. The form of proxy enclosed, when properly signed, confers discretionary authority with respect to amendments or variations to any matters which may properly be brought before the Meeting. At the time of printing of this Information Circular, management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters, which are not now known to the management, should properly come before the Meeting, the proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominees.

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VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value. On April 28, 2011, the Record Date of the Meeting, 116,690,006 common shares were issued and outstanding, each share carrying the right to one vote. On any poll, the persons named in the enclosed proxy will vote the shares in respect of which they are appointed. Where instructions are given by the shareholder in respect of voting for or against any resolution, the proxy holders will do so in accordance with such instructions.

Only shareholders of record on the close of business on April 28, 2011, who either personally attend the Meeting or who complete and deliver a proxy in the manner and subject to the provisions set out under the headings “Record Date” and “Appointment and Revocation of Proxies” will be entitled to have his or her shares voted at the Meeting or any adjournment thereof.

To the knowledge of the directors and senior officers of the Company, as at the date of this Information Circular, there are no persons or companies beneficially owning or controlling or directing, directly or indirectly, shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company other than CDS & Co. and Cede & Co. which are intermediaries that hold shares of the Company in electronic form for various brokerage houses and banks.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The board of directors of the Company (the “Board”) presently consists of seven directors, and the Company intends to maintain the number of directors at seven for the ensuing year. Although management is only nominating seven individuals to stand for election, the names of further nominees for directors may come from the floor at the Meeting.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management’s nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Subject to the Company’s majority voting policy in its Corporate Governance Principles (attached as Appendix ‘A’ to the Company’s Corporate Governance Committee Charter), each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or with the provisions of the British Columbia Business Corporations Act. See “Election of Directors – Majority Voting”.

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In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Company now held by him, his principal occupation, the period of time for which he has been a director of the Company, and the number of common shares of the Company beneficially owned by him, or controlled or directed by him, directly or indirectly, as at April 29, 2011.

NAME, POSITION PROVINCE OR STATE AND COUNTRY OF RESIDENCE(1)	PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT AN ELECTED DIRECTOR, EMPLOYMENT FOR LAST 5 YEARS	TERM AS A DIRECTOR	NUMBER OF SHARES(2)

JOHN A. McCLUSKEY (7) President, Chief Executive Officer and Director Ontario, Canada	Chief Executive Officer and President of the Company.	Since February 21, 2003	687,309	(8)

JAMES M. McDONALD (3)(4)(5)(6) Director Alberta, Canada	Chief Executive Officer and Director of Kootenay Gold Inc.; and President of Makwa Exploration Ltd., a private geological consulting company owned by Mr. McDonald.	Since February 21, 2003	331,564	(9)

LEONARD HARRIS(4)(6) Director Colorado, United States	Consultant and a director of several mining companies.	Since November 27, 2003	76,000

MARK WAYNE(3)(5) Chairman and Director Alberta, Canada	Vice President of MGI Securities Inc., a registered investment dealer.	Since May 24, 2005	100,000

DAVID GOWER(4) Director Ontario, Canada	Chairman of Castillian Resources Corporation since January 2010, President and CEO of Castillian Resources Corporation from December 2006 to January 2010.	Since May 19, 2009	5,000

PAUL MURPHY (3) Director Ontario, Canada	Chief Financial Officer, Guyana Goldfields since April 2010. Partner and National Mining Leader, PricewaterhouseCoopers LLP from 2004 to April 2010. Partner, PricewaterhouseCoopers LLP since 1981.	Since February 18, 2010	3,000

ANTHONY GARSON (6) Director Ontario, Canada	Consultant and a director of several mining companies.	Since June 7, 2010	-

(1)	The information as to province or state of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually.
(2)	The information as to shares beneficially owned or over which a director or executive officer exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors and executive officers individually as at April 29, 2011 as reported on the SEDI website at www.sedi.ca.
(3)	Denotes member of Audit Committee. Mr. Murphy is the Chairman of this committee.
(4)	Denotes member of Compensation and Nominating Committee. Mr. Gower is the Chairman of this committee.
(5)	Denotes member of Corporate Governance Committee. Mr. McDonald is the Chairman of this committee.
(6)	Denotes member of the Technical, Environmental, Social and Employee Health and Safety Committee. Mr. Harris is the Chairman of this committee.
(7)	Denotes member of Corporate Disclosure Committee. Mr. McCluskey is the Chairman of this committee. Jon Morda, the CFO of the Company and James Porter, the Vice President of Finance of the Company are members of this Committee.
(8)	Of this amount, 229,941 common shares are held by Mr. McCluskey’s spouse, 144,368 common shares are held by No. 369 Sail View Ventures Ltd., a corporation wholly-owned by Mr. McCluskey and his spouse, and a total of 313,000 common shares are held directly by Mr. McCluskey.
(9)	Of this amount, 178,874 common shares are held by Makwa Exploration Ltd., a corporation controlled by Mr. McDonald, and 152,690 common shares are directly held by Mr. McDonald.

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The term of office of each of the current directors expires at the next annual general meeting of shareholders.

Minimum Share Ownership

On April 13, 2010, the Board adopted a resolution requiring each director to own shares, directly or indirectly, of the Company equal to one times the value of their annual cash retainer. New directors have one year from the date of their appointment to the Board to meet the ownership requirement. In addition, the Board passed a resolution requiring the CEO to own shares equal in value to three times the CEO’s base salary.

At April 29, 2011, the Company’s directors and executive officers, as a group, beneficially own, directly or indirectly, or exercise control or direction over a total of 1,202,873 common shares with a total value of approximately CAD$18.3 million (with the President and Chief Executive Officer owning CAD$10.4 million), directly or indirectly, representing approximately 1.0% of the issued and outstanding common shares of the Company. A majority of directors’ current share ownership value is substantially above the minimum requirements, with six out of seven directors’ share ownership value exceeding three times the value of their annual cash retainer. The President and CEO’s share ownership also substantially exceeds the minimum limit of three times the value of his base salary.

Committees of the Board of Directors

The Board does not currently have an Executive Committee. As at the date of this Information Circular, there are five Committees of the Board, namely: (1) the Audit Committee, (2) the Compensation and Nominating Committee, (3) the Corporate Governance Committee, (4) the Corporate Disclosure Committee, and (5) the Technical, Environmental, Social and Employee Health and Safety Committee.

The following table sets out the members of such Committees:

NAME OF COMMITTEE	MEMBERS OF COMMITTEE	DATE OF APPOINTMENT
Audit Committee	Paul Murphy (Chair) Mark Wayne James McDonald	June 2, 2010
Compensation and Nominating Committee	David Gower (Chair) Leonard Harris James McDonald	June 2, 2010
Corporate Governance Committee	James McDonald (Chair) Mark Wayne	June 2, 2010
Corporate Disclosure Committee	John A. McCluskey (Chair) Jon Morda (1) James Porter (2)	June 2, 2010
Technical, Environmental, Social and Employee Health and Safety Committee	Leonard Harris (Chair) James McDonald Anthony Garson	June 2, 2010 June 2, 2010 June 7, 2010

(1)	Mr. Morda is the Chief Financial Officer of the Company.
(2)	Mr. Porter is the Vice-President Finance of the Company, and serves as Secretary of the Corporate Disclosure Committee.

Majority Voting

The Company has adopted a majority voting policy in its Corporate Governance Principles (attached as Appendix “A” to the Company’s Corporate Governance Committee Charter) pursuant to which any nominee proposed for election as a director in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favor

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of his or her election, must promptly tender his or her resignation to the Chair of the Board, to take effect on acceptance by the Board. The Compensation and Nominating Committee will expeditiously consider the director’s offer to resign and, unless there are extraordinary circumstances, will recommend to the Board to accept such resignation. The Board will have 90 days to make a final decision and announce such decision, including any reasons for not accepting a resignation, by way of press release. The applicable director will not participate in any Committee or Board deliberations on the resignation offer. The Corporate Governance Committee Charter is available on the Company’s website at www.alamosgold.com.

Cease Trade Orders, Bankruptcies and Penalties and Sanctions

No proposed director of the Company is, as at the date of this Information Circular, or was within 10 years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as described below, no proposed director of the Company:

(a)	is, as at the date of this Information Circular, or has been within the 10 years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

In February 2009, Railpower Technologies Corporation filed for bankruptcy. Mr. Mark Wayne was a former director of that company, having ceased to be a director in June 2008.

No proposed director of the Company has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

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Appointment of Auditor

The persons named in the enclosed form of proxy will vote for the appointment of Ernst & Young LLP, Chartered Accountants, of Ernst & Young Tower, Toronto-Dominion Centre, 222 Bay Street, Toronto, Ontario, as auditor of the Company for the ensuing year, until the close of the next annual general meeting of shareholders at remuneration to be fixed by the directors. Ernst & Young LLP was first appointed as the Company’s auditor on November 15, 2004.

STATEMENT OF EXECUTIVE COMPENSATION

For purposes of this Information Circular, named executive officers of the Company mean the following individuals (the “Named Executive Officers”):

(a)	the Company’s Chief Executive Officer (the “CEO”);

(b)	the Company’s Chief Financial Officer (the “CFO”);

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation (see “Summary of Compensation”) was, individually, more than CAD$150,000 as determined in accordance with subsection 1.3(6) of Form 51-102 F6 – Statement of Executive Compensation for that financial year; and

(d)	each individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

As at December 31, 2010, the end of the most recently completed financial year of the Company, the Company had five Named Executive Officers, being the President and CEO (John A. McCluskey), the CFO (Jon Morda), the Vice President and Chief Operating Officer (the “COO”) (Manley Guarducci), the Vice President, Corporate Development (Charles Tarnocai) and the Vice President, Exploration (Herve Thiboutot).

Compensation Discussion and Analysis

Board Compensation Committee Report on Executive Compensation

The Company’s executive compensation program is administered by the Compensation and Nominating Committee (the “CNC”) which is comprised of three directors of the Board. The CNC has, as part of its mandate, primary responsibility for the appointment and remuneration of executive officers of the Company. The Board also evaluates the performance of the Company’s senior executive officers and reviews the design and competitiveness of the Company’s compensation plans.

In June 2010, the CNC engaged an independent consulting firm, Towers Watson, to conduct a review of officer and director compensation. The compensation review objectives were to:

•

compare executive compensation, including base salary, target bonus and long-term incentive (stock options) of Company executives to a defined peer group of 19 companies and/or a data set provided by Towers Watson; and

•	present a draft compensation policy for the Company’s executives.

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Peer group companies were selected using several criteria, including:

•	publicly-traded gold mining companies reflective of those companies for which an executive of the Company would be approached for other opportunities;

•	market capitalization; and

•	revenue

The review provided results in terms of total target cash compensation (base salary and target bonus) and total direct compensation (base salary, target bonus and long-term incentive (stock options)). The CNC used the results of this compensation review as well as an assessment of the performance of individual officers and management as a group as the basis for determining salary for the officer group for 2011, and for 2010 bonus determination.

Executive Compensation Program

The Company’s executive compensation program is based on a pay-for-performance philosophy. It is designed to encourage, and reward employees on the basis of individual and corporate performance, both in the short and long-term. The CNC reviews and recommends base salary levels to the Board based on a number of factors enabling the Company to compete for and retain executives critical to the Company’s long term success. Incentive compensation is directly tied to individual and corporate performance. Stock option compensation is provided to align the interests of executive officers with the longer term interests of shareholders. Independent consultants are engaged on an as needed basis by the Company to assess the executive compensation strategy and plans and maintain its competitiveness. Additionally, the Company participates annually in relevant compensation surveys.

Compensation for the Named Executive Officers, as well as for officers and managers as a whole consists of a base salary, along with annual incentive compensation in the form of a discretionary annual bonus, and a longer term incentive in the form of stock option grants. Overall, the Company’s compensation strategy is to pay its executives up to the 75th percentile of its defined peer group. As an executive officer’s level of responsibility and ability to influence Company operations and results increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation is weighted more heavily to pay at risk (bonus and stock options), thereby increasing the mutuality of interest between executive officers and shareholders.

The objectives of the compensation program are to:

•	ensure external competitiveness and executive retention by developing and maintaining compensation levels that reflect current relevant market rates of pay;

•	promote pay-for-performance levels that reward consistently high performance levels;

•	provide the Company with the resources to recruit and retain a highly capable work force; and

•	establish incentives to develop and achieve performance targets that maximize the value of the Company to the benefit of its shareholders and other stakeholders.

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The Company’s compensation plan meets these objectives by addressing each key component of total compensation: base salary, annual incentive plan, option-based awards, and all other compensation. Based on benchmarking against 19 peer group companies there is wide variation with respect to the cash component of compensation among companies. Certain companies opt for a lower base salary and pay bonuses that exceed the base salary, whereas other companies opt for a higher base salary and relatively lower bonuses as a percentage of the base salary, and a broad range exists between. The Company has set its salary and bonus compensation such that the combined cash component of the compensation for executives is targeted to be between the 50th and 75th percentile for high performing executives. The Company places an emphasis on pay at risk (discretionary annual bonus and stock options) to incent the behaviours and ultimate performance for achieving superior results. The Board places significant emphasis on aligning the interests of its executives with those of its shareholders. As a result, significant weighting is placed on option-based awards. No benefit is conferred through a contribution to a pension plan.

Base Salary

Base salaries provide employees with monthly remuneration based on the position and the required qualifications and skills required to perform the functions contained in the job description. It is also the determinant for other forms of compensation (annual incentive and stock options) given they are paid/granted as a percentage of base salary. Base salaries are intended to be internally equitable and externally competitive. Salaries are reviewed annually based on performance levels within the Company, and in comparison to base salaries for similar roles in peer group companies. The target base salary range is between the 50th and 75th percentile of the peer group and/or the market at large. Annual adjustments to base salary are assessed and recommended by the CNC to the Board for final decision. It is anticipated that on average, it will take up to five years to achieve a base salary that falls between the 50th and 75th percentile.

Annual Incentive Plans

The CNC determines, on a discretionary basis, annual incentive awards or bonuses to be paid by the Company to the senior executive officers of the Company, in respect of a financial year, based on individual and Company performance. Specific individual goals and objectives are presented to the Board and agreed to by both parties. The CEO approves, on a discretionary basis, bonuses to be paid by the Company to all other eligible employees and consultants of the Company in respect of a financial year. An annual performance bonus is provided as an element of total compensation to provide an incentive to achieve or exceed annual goals consistent with operating or financial metrics that can generally be improved on a year over year basis. Such metrics may consist of improvements to mine operating performance, cost or supply improvements, reserve or resource additions, identifying corporate development initiatives, improving corporate liquidity, budget achievement and maximizing return on all asset classes.

The annual incentive plan is structured to recognize individual and Company-wide performance. Goal achievement equates to 100% target payout, while exceeding goals is recognized by up to 130% of target. Individual goal recognition is determined in concert with overall company performance. Equally, the Board has the discretion to recognize goals that are not fully achieved but would be paid at a threshold level (below target). Target annual incentive payout levels are expressed in ranges and as percentages of base salary.

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Stock Option Plan

The CEO, in discussion with management, makes recommendations to the Board on the grant of options to key employees consistent with the terms and conditions of the Company’s stock option plan (the “Plan”). The Board approves stock option grants for each level of executive officer, employee or bona-fide consultant. The Board may delegate the authority to review and approve stock option grants to a committee of the Board. Individual grants are determined by an assessment of an individual’s current and expected future performance, level of responsibility and the ability of the position to influence Company performance. Stock option awards are paid at the 75th percentile. Grants are typically made to new hires who qualify for option award grants based on the terms of their contract. The initial level of grant for an executive or director is generally higher than subsequent grants. All grant awards are subject to a vesting period.

The Plan is a key component of total compensation whereby the Company provides to its employees the incentive to achieve the Company’s goal of achieving price appreciation for its common shares. Because each officer is charged with achieving maximum performance through its operating and financial metrics, each officer is capable of delivering performance-based results which can result in share price appreciation. Each officer is awarded a substantial option package on entering service and allocations from the stock option pool available under the Company’s existing Plan approved by shareholders is reviewed annually. The Company does not consider that the initial valuation of a grant through an option pricing model is an appropriate metric for evaluating executive compensation since the option holder cannot normally monetize the value of the grant through any existing market, and such a metric is abnormally high the year an executive is appointed to his or her position as a result of the initial grant.

The number of stock options which may be issued under the Plan in the aggregate and in respect of any financial year is limited under the terms of the Plan and cannot be increased without shareholder approval. Existing stock options have a three to five year term and are exercisable at the price determined by the Board subject to applicable regulatory acceptance, at the time any option is granted. In no event shall such price be lower than the price permitted by the Toronto Stock Exchange (the “TSX”) and any stock exchange or exchanges or regulatory agency having jurisdiction. Generally, a holder of stock options must be a director, officer, employee or consultant of the Company or its subsidiary or a management company employee.

Option Repricings

No options held by the Named Executive Officers were re-priced downward during the Company’s most recently completed financial year ended December 31, 2010.

Pension Plans

The Company does not provide pension plan benefits to its directors or executive officers.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for the financial years ended December 31, 2010, 2009 and 2008. All figures are in United States dollars (USD), the same currency that the Company uses in its financial statements, unless otherwise indicated. Salary and non-equity incentive plan compensation amounts that have been paid in Canadian dollars have been translated into United States dollars at the average 2010 CAD:USD exchange rate of CAD$1.00 = US$0.97 (2009 - CAD$1.00 = US$0.88, 2008 - CAD$1.00 = US$0.94). Reported compensation may fluctuate as a result of using substantially different exchange rates in the previous period. The value of option-based awards is translated into United States dollars at the exchange rate in effect on the date of the option grant.

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Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based Awards ($) (1)	Non-equity incentive plan compensation ($)		Pension Value ($)	All Other Compen- sation ($) (3)	Total Compen- sation ($)
					Annual incentive plans (2)	Long-term incentive plans

John A. McCluskey President and CEO	2010	509,250	N/A	3,768,000	585,638	N/A	N/A	6,898	4,869,786
	2009	440,145	N/A	1,095,000	528,174	N/A	N/A	4,055	2,067,374

	2008	469,043	N/A	711,000	46,943	N/A	N/A	3,905	1,230,891

Jon Morda (4) CFO	2010	201,013	N/A	1,570,000	197,880	N/A	N/A	3,489	1,972,382
	2009	179,579	N/A	365,000	215,495	N/A	N/A	3,189	763,263

	2008	191,370	N/A	220,000	-	N/A	N/A	3,399	414,769

Manley Guarducci Vice President and COO	2010	297,000	N/A	2,512,000	257,050	N/A	N/A	9,564	3,075,614
	2009	270,000	N/A	547,500	310,833	N/A	N/A	10,184	1,138,516

	2008	237,085	N/A	770,000	-	N/A	N/A	10,085	1,017,170

Charles Tarnocai Vice President Corporate Development	2010	208,429	N/A	1,256,000	145,500	N/A	N/A	-	1,609,929
	2009	145,248	N/A	182,500	139,306	N/A	N/A	-	467,054
	2008	102,017	N/A	440,000	-	N/A	N/A	-	542,017

Herve Thiboutot Vice President Exploration (5)	2010	189,635	N/A	1,256,000	145,500	N/A	N/A	-	1,591,135
	2009	124,708	N/A	782,350	99,766	N/A	N/A	-	1,006,824

	2008	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

1)	The value of option-based awards was calculated using a Black-Scholes option pricing model and applying the following key inputs:

Risk-free rate:	1.18%-3.02%
Expected dividend yield:	Nil-0.43%
Expected stock price volatility:	50%-68%
Expected option life, based on terms of the grants (months):	27-40

Option pricing models require the input of highly subjective assumptions, particularly as to the expected volatility of the stock. Changes in these assumptions can materially affect the fair value estimate, and therefore it is management’s view that the existing models may not provide a single reliable measure of the fair value of the Company’s stock option grants. The Company uses an option-pricing model because there is no market for which employee options may be freely traded. Readers are cautioned not to assume that the value derived from the model is the value that an employee might receive if the options were freely traded, nor assume that these amounts are the same as those reported for by the employee as income received for tax purposes.

2)	Represents discretionary bonus payments made in cash in the years indicated to the Named Executive Officers.
3)	Consists of Company-paid parking and extended medical.
4)	Mr. Morda’s indicated salary reflects a part-time work program for the second half of 2010.
5)	Mr. Thiboutot was appointed Vice President, Exploration on April 1, 2009; the reported salary for 2009 is the pro-rated portion of his annual salary that he was paid for that year.

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Review of Recent Performance and Performance Objectives

A formal review by the CNC is conducted at the end of each year. The amounts paid to all Named Executive Officers in 2010 in respect of 2010 are shown in the Summary Compensation table above.

In June 2010, the Company commissioned Towers Watson to provide a review of compensation among peer group companies and companies likely to target senior executives of the Company for recruitment. Retention of top executives is a key objective of the Company’s compensation strategy. The Company was benchmarked against this market and in general was paying below market in the case of base salary and bonuses. In addition to the personal and corporate performance criteria that were evaluated as part of the bonus and salary determination process, there was a component of adjusting the compensation levels for most executives in order to bring their compensation into line with the market for similar positions. Senior executives provided a list of corporate and personal objectives to the Board at the beginning of 2010 and performance was measured against those objectives at a subsequent presentation to the Board in December 2010. With the hiring of a Vice President Human Resources in 2010, a formalized process for executive performance reviews is now in place for 2011. This includes specific target awards for the various positions, specific salary guidelines tied to the market and a bonus process that is tied in part to personal performance and in part to corporate performance.

Performance measures were adopted at the end of 2009 for the 2010 fiscal period and included the following for each Named Executive Officer:

Chief Executive Officer – Reports directly to the Board, and is responsible for providing leadership and vision leading to the success of the Company and the best interests of its shareholders. In addition to being the Company’s public spokesman, the CEO has overall responsibility for ensuring that the Company is adequately financed for operations and growth opportunities. The CEO is also charged with developing and maintaining a team of individuals to assist him in managing the day-to-day affairs of the Company, as well as carrying out the other duties and responsibilities assigned by the Board to the CEO. His 2010 bonus was based on his leadership of the Company and shared responsibility with his executives to meet their corporate goals. Other factors that were taken into account were the share price performance and the leadership role displayed by the CEO in a property dispute that resulted in a significant financial settlement in favor of the Company.

Chief Financial Officer – Responsible for ensuring adequate liquidity and creditor arrangements, achieving certain return on investment targets, reviewing and implementing tax savings opportunities, and analysis and funding of acquisition/merger opportunities. His 2010 bonus was based on corporate balance sheet strength and liquidity which allowed Alamos to declare a dividend commencing in 2010. Achieved a high rate of return on assets and equity (significantly better than industry average) and high quality financial disclosures.

Chief Operating Officer – Responsible for establishing operating performance objectives, health and safety standards, meeting or exceeding cash flow budget, ensuring adequate return on capital investments and various community-based goals. His 2010 bonus was based on strong efforts that resulted in recovering significant levels of production that were lost due to extreme weather conditions experienced at site in Mexico. The operations maintained peer-leading low operating costs and developing a stronger mine operating team including hiring two new General Managers for Mexico and Turkey. The COO initiated the economic and development plans for the Turkish assets.

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Vice President, Corporate Development – Responsible for reviewing and identifying new projects that meet internal acquisition criteria and making recommendations to the Board. His 2010 bonus was based on discerning promising acquisition targets from those not suited for the Company’s investment, and concluding a profitable investment that lead to a successful accretive acquisition. The acquisition of the Agi Dagi and Kirazli Gold projects were completed in January 2010. The VP Corporate Development played an important role in transitioning these projects to Alamos management and setting up the in country teams, local subsidiaries and key community relations initiatives to ensure the projects’ success. He has made a number of recommendations for acquisitions for consideration by the Board and has cycled through numerous project reviews that do not meet the Company’s investment criteria.

Vice President, Exploration – Responsible for ensuring proper management of exploration programs and staff for the company, ensuring proper communication of exploration results and progress to the CEO and executive group, delivery of annual resource reporting, compiling all available data, generating and managing exploration budgets and ensuring adequate safety procedures are followed by the exploration group. His 2010 bonus was based on strong results from drill programs designed by the exploration team for the Mexican and Turkish projects. The VP Exploration worked efficiently to establish the team in Turkey in order to deliver drill results and resource updates in a timely manner with respect to Project timelines.

Performance criteria for individual Named Executive Officers were adopted at the end of 2010 for 2011 and submitted to the CNC and presented to the Board of Directors.

Incentive Plan Awards

Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Named Executive Officers during the most recently completed financial year ended December 31, 2010 (values are in United States dollars converted at the average rate for 2010 of CAD$1.00 = US$0.97 for vested amounts):

Name	Value Vested Option-based awards during the year (1)	Share-based awards – Value vested during the year	Non-equity incentive plan compensation – Value earned during the year
	($)	($)	($)
John A. McCluskey	2,070,174	N/A	N/A
Jon Morda	740,013	N/A	N/A
Manley Guarducci	1,515,043	N/A	N/A
Charles Tarnocai	539,417	N/A	N/A
Herve Thiboutot	896,765	N/A	N/A

(1)	For each stock option grant, 20% vests immediately, and an additional 20% vests at each six-month anniversary date (two year vesting). For example, amounts vesting in 2010 relate to options granted in the years 2008-2010.

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Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards held by the Named Executive Officers as at December 31, 2010 (no share-based awards are outstanding) (values are in United States dollars converted at the year-end rate for 2010 of CAD$1.00 = US$1.01 for unexercised value):

Name	Option-based Awards
	Number of securities underlying unexercised options	Option exercise price ($)	Option expiration date (dd/mm/yyyy)	Value of unexercised in-the-money options (1) ($)
John A. McCluskey	71,500	6.22	15/05/2013	917,131
	600,000	7.29	15/04/2012	7,047,780
	200,000	8.90	25/05/2011	2,024,040
	300,000	9.80	08/06/2014	2,763,360
	600,000	14.92	02/06/2015	2,424,000
Jon Morda	90,000	9.80	08/06/2014	829,008
	250,000	14.92	02/06/2015	1,010,000
Manley Guarducci	105,000	6.00	13/05/2013	1,370,166
	150,000	9.80	08/06/2014	1,381,680
	400,000	14.92	02/06/2015	1,616,000
Charles Tarnocai	45,000	6.00	13/05/2013	587,214
	50,000	9.80	08/06/2014	460,560
	200,000	14.92	02/06/2015	808,000
Herve Thiboutot	60,000	8.70	13/03/2014	619,332
	20,000	9.80	08/06/2014	184,224
	200,000	14.92	02/06/2015	808,000

(1)	Calculation based on the closing price of the Company’s shares on the TSX at December 31, 2010.

Pension Plan Benefits

The Company had no pension plan benefits outstanding as at December 31, 2010.

Composition of the Compensation and Nominating Committee

The Company’s CNC consists of David Gower (Chairman), Leonard Harris and James McDonald. Compensation matters are also reviewed and approved by the independent members of the Board. All of the members of the CNC are independent directors of the Company. None of the members of the CNC have served as an officer or employee of the Company or its subsidiary. See “Compensation of Directors”.

Termination and Change of Control Benefits

Other than as described below, the Company has not entered into any plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officers in the Company’s most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement or a change of control) or a change in responsibilities of the Named Executive Officer.

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As at December 31, 2010, the end of the most recently completed financial year of the Company, the Company had entered into employment agreements with each of the Named Executive Officers, as follows.

John A. McCluskey, President and Chief Executive Officer

Under an agreement with John A. McCluskey dated November 1, 2004, Mr. McCluskey acts as President and CEO of the Company. He receives annual compensation of CAD$575,000 effective January 1, 2011 (all amounts paid to Mr. McCluskey are in Canadian funds) payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an additional $2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the Board, and may be increased at the Board’s discretion each year. Mr. McCluskey is also eligible for a discretionary annual cash bonus. In 2009, Mr. McCluskey received a CAD$200,000 bonus in respect of his performance in 2008 and a bonus of CAD$400,000 in respect of 2009 paid in 2009. In 2010, Mr. McCluskey received a bonus of CAD$603,750 in respect of his performance in 2010. In addition, Mr. McCluskey received a grant of options to purchase 600,000 common shares at CAD$14.92 per share (2009 – 300,000 at CAD$9.80) for a period of five years, subject to a two-year vesting provision. Mr. McCluskey is entitled to 28 calendar days of paid vacation each year.

The term of Mr. McCluskey’s engagement is indefinite. If Mr. McCluskey is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 24 months’ compensation plus two additional months’ for each year subsequent to the first year of his engagement. If Mr. McCluskey’s engagement as President and CEO is terminated as a result of a change of control of the Company, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 36 months’ compensation.

Jon Morda, Chief Financial Officer

Under an agreement with Jon Morda, dated April 1, 2004, Mr. Morda acts as CFO of the Company. He receives annual compensation of CAD$272,000 effective January 1, 2011 (all amounts paid to Mr. Morda are in Canadian funds) payable in equal semi-monthly installments. In addition, he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an additional $2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year. Mr. Morda is also eligible for a discretionary annual cash bonus. Mr. Morda received a CAD$81,600 bonus in respect of his performance in 2008 that was paid in 2009, and a bonus of CAD$163,200 in respect of 2009 paid in 2009. In 2010, Mr. Morda received a CAD$204,000 bonus in respect of his performance in 2010. In 2010, Mr. Morda received a grant of options to purchase 250,000 common shares at CAD$14.92 per share (2009 – 100,000 at CAD$9.80) for a period of five years, subject to a two-year vesting provision. Mr. Morda is entitled to 20 calendar days of paid vacation each year.

The term of Mr. Morda’s engagement is indefinite. If Mr. Morda’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 12 months compensation plus one additional month for each year subsequent to the first year of his engagement. If Mr. Morda’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ compensation.

Manley Guarducci, Vice President and Chief Operating Officer

Under an agreement with Manley Guarducci dated May 22, 2008, as revised on January 28, 2011, Mr. Guarducci acts as Vice President and COO of the Company. He receives annual compensation of CAD$400,000 effective January 1, 2011 (Mr. Guarducci was formerly partially paid in United States funds, and partially in Canadian funds at a set conversion rate) payable in equal semi-monthly

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installments, plus an allowance of up to $1,000 per month less the value of the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year. Mr. Guarducci is also eligible for a discretionary annual cash bonus. Mr. Guarducci received a $94,833 bonus in respect of his performance in 2008 that was paid in 2009 and a bonus of $216,000 in respect of 2009 paid in 2009 and a bonus of $265,000 in respect of performance in 2010. In 2010 he received a grant of options to purchase 400,000 common shares at CAD$14.92 per share (2009 – 150,000 at CAD$9.80) for a period of five years, subject to a two-year vesting provision. Mr. Guarducci is entitled to 20 calendar days of paid vacation each year.

The term of Mr. Guarducci’s engagement is indefinite. If Mr. Guarducci’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 12 months’ compensation plus one additional month for each year subsequent to the first year of his engagement. If Mr. Guarducci’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive 18 months’ compensation.

Charles Tarnocai, Vice President Corporate Development

Under an agreement with Charles Tarnocai, dated April 17, 2008, Mr. Tarnocai acts as Vice President, Corporate Development of the Company. He receives annual compensation of CAD$240,000 effective July 1, 2010 (all amounts paid to Mr. Tarnocai are in Canadian funds) payable in equal semi-monthly installments, plus he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an additional $2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year. Mr. Tarnocai is eligible for a discretionary annual cash bonus. Mr. Tarnocai received a CAD$26,250 bonus in respect of his performance in 2008 that was paid in 2009, a bonus of CAD$132,000 in respect of 2009 paid in 2009 and a bonus of CAD$150,000 in 2010 with respect to his performance in 2010. In 2010 he received a grant of options to purchase 200,000 common shares at CAD$14.92 per share (2009 – 50,000 common shares at CAD$9.80) for a period of five years, subject to a two-year vesting provision. Mr. Tarnocai is entitled to 20 calendar days of paid vacation each year.

The term of Mr. Tarnocai’s engagement is indefinite. If Mr. Tarnocai’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 3 months’ compensation plus one additional month for each year subsequent to the first year of his engagement. If Mr. Tarnocai’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ compensation plus medical and disability premiums normally payable hereunder.

Herve Thiboutot, Vice President Exploration

Under an agreement with Herve Thiboutot, dated March 1, 2009, Mr. Thiboutot acts as Vice President, Exploration of the Company. He receives annual compensation of CAD$235,000 effective January 1, 2011 (all amounts paid to Mr. Thiboutot are in Canadian funds) payable in equal semi-monthly installments, plus he participates in the Company’s medical, dental and fitness benefit program offered to all its employees in Canada. As an officer, he also receives an additional $2,000 benefit allowance as part of an executive medical plan established in 2010. His compensation is reviewed annually by the CEO and the Board, and may be increased at its discretion each year. Mr. Thiboutot is eligible for a discretionary annual cash bonus. Mr. Thiboutot received a CAD$113,000 bonus in respect of his performance in 2009 that was paid in 2009 and a bonus of CAD$150,000 paid in 2010 in respect of 2010. In 2010 he received a grant of options to purchase 50,000 common shares at CAD$9.80 per share (2009 – 200,000 common shares at CAD$8.70 and 50,000 common shares at CAD$9.80) for a period of five years, subject to a two-year vesting provision. Mr. Thiboutot is entitled to 20 calendar days of paid vacation each year.

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The term of Mr. Thiboutot’s engagement is indefinite. If Mr. Thiboutot’s engagement is terminated without cause, he is entitled to receive any compensation owed and expenses incurred up to the date of termination plus a termination payment of 12 months’ compensation plus one additional month for each year subsequent to the first year of his engagement. If Mr. Thiboutot’s engagement is terminated as a result of a change of control of the Company, he is entitled to receive 12 months’ compensation.

Director Compensation

Effective December 9, 2008, based on a report prepared by an independent compensation consultant, the Board agreed that the following compensation be paid to Directors, Committee chairs and Committee members for the calendar year 2010:

Position	Annual Compensation CAD$
Chairman of the Board:	40,000
Director (other than Chairman):	18,000
Audit Committee Chair, additional:	10,000
Other Committee Chairs, additional:	6,000

In addition to the foregoing, each Director is paid an attendance fee of $1,000 for each Board or Committee meeting attended and $500 for unplanned/unscheduled Board or Committee meetings attended.

During the most recently completed financial year ended December 31, 2010, the directors who are not Named Executive Officers received the following compensation for services provided to the Company. All figures are in United States dollars, the same currency that the Company uses in its financial statements, unless otherwise indicated. Fees earned and option-based awards amounts that have been paid in Canadian dollars have been translated into United States dollars at the average 2010 CAD:USD exchange rate of CAD$1.00 = US$0.97. The value of option-based awards is translated into United States dollars at the exchange rate in effect on the date of the option grant.

Name	Fees Earned	Share- Based Awards	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
		($)		($)	($)	($)	($)

James M. McDonald	48,500	N/A	408,200	N/A	N/A	N/A	456,700

Leonard Harris	43,500	N/A	408,200	N/A	N/A	N/A	451,700

Mark Wayne	54,583	N/A	408,200	N/A	N/A	N/A	462,783

David Gower	35,500	N/A	408,200	N/A	N/A	N/A	443,700

Paul Murphy (1)	36,583	N/A	1,508,200	N/A	N/A	N/A	1,544,783

Anthony Garson(2)	17,700	N/A	1,240,000	N/A	N/A	N/A	1,257,700

(1)	Paul Murphy was elected to the Board on February 19, 2010 and the table reflects his pro-rata compensation.
(2)	Anthony Garson was elected to the Board on June 7, 2010.

For option-based awards, refer to the discussion in footnote 1 in the Summary of Compensation table for Named Executive Officers for the method of determining the value of option based awards.

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Incentive Plan Awards

Value Vested or Earned During Year

The following table sets out the value vested or earned for all incentive plan awards held by Directors who were not Named Executive Officers during the most recently completed financial year ended December 31, 2010 (values are in United States dollars converted at the average rate for 2010 of CAD$1.00 = US$0.97 for vested amounts):

Name	Option-Based Awards – Vested During The Year (1) ($)	Share-Based Awards – Value Vested During The Years ($)	Non-Equity Incentive Plan Compensation – Value Earned During The Year ($)
James M. McDonald	263,000	N/A	N/A
Leonard Harris	263,000	N/A	N/A
Mark Wayne	263,000	N/A	N/A
David Gower	669,000	N/A	N/A
Paul Murphy	209,000	N/A	N/A
Anthony Garson	130,000	N/A	N/A

(1)	For each stock option grant, 20% vests immediately and an additional 20% vests at each six-month anniversary date (two year vesting). Amounts vesting in 2010 relate to options granted in the years 2008-2010.

Outstanding share-based awards and option-based awards

The following table sets out the outstanding option-based awards held by the Directors who were not Named Executive Officers as at the end of December 31, 2010 (no share-based awards are outstanding), (values are in United States dollars converted at the year-end rate of CAD$1.00 = US$1.01 for unexercised value):

Name	Option Based Awards
	Number Of Securities Underlying	Option Exercise Price	Option Expiration Date D/M/Y	Value Of Unexercised In-The-Money Options(1)
	Unexercised Options	($)		($)
James McDonald	6,000	6.76	03/06/2013	74,000
	30,000	8.90	24/05/2011	304,000
	50,000	9.80	08/06/2014	461,000
	65,000	14.92	02/06/2015	263,000
Leonard Harris	75,000	7.29	15/04/2012	881,000
	30,000	6.76	03/06/2013	368,000
	30,000	8.90	24/05/2011	304,000
	50,000	9.80	08/06/2014	461,000
	65,000	14.92	02/06/2015	263,000
Mark Wayne	75,000	7.29	15/04/2012	881,000

	30,000	6.76	03/06/2013	368,000
	30,000	8.90	24/05/2011	304,000
	50,000	9.80	08/06/2014	461,000
	65,000	14.92	02/06/2015	263,000
David Gower	180,000	9.80	08/06/2014	1,290,000
	65,000	14.92	02/06/2015	263,000
Paul Murphy	150,000	13.04	18/02/2015	891,000
	65,000	14.92	02/06/2015	263,000
Anthony Garson	190,000	14.94	07/06/2015	764,000

(1)	Calculated based on the closing price of the Company’s shares on the TSX at December 31, 2010.

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Performance Graph

The Company’s shares were listed for trading on the TSX on June 18, 2004 (trading symbol “AGI”). The following graph compares the yearly percentage change in the cumulative total shareholder return of the Company’s common shares with the S&P/TSX Composite Index and the S&P/Capped Gold Index for the period from January 1, 2006 to December 31, 2010 assuming a $100 investment in its common shares.

Comparison of Cumulative Total Return since January 1, 2006 between the Company’s Shares, S&P/TSX Composite Index and S&P/Capped Gold Index

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth as at December 31, 2010, the number of securities authorized for issuance under the Plan which was last ratified, confirmed and approved by the shareholders of the Company on May 15, 2008. The Company may issue a maximum number of options equal to 10% of the then issued and outstanding common shares as at the date of grant under the terms of the Plan.

Plan Category	Maximum number of securities available to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans

Equity compensation plans approved by security holders	6,914,700 (1)	CAD$11.98	4,719,301 (2)

Equity compensation plans not approved by security holders	N/A	N/A	N/A

Total	6,914,700	CAD$11.98	4,719,301

(1)	This figure represents the total number of options granted and outstanding as at December 31, 2010.
(2)	This figure represents the number of options which are authorized for issuance under the Plan as at December 31, 2010, less the total number of options granted and outstanding as at December 31, 2010.

Stock Option Plan

The Board approved the establishment of the Plan to allow the Company to grant incentive stock options to its directors, officers, employees and consultants of the Company or its subsidiaries and affiliates (the “Participants”). The Plan was originally approved by the shareholders of the Company at the 2003 Annual General Meeting of the shareholders of the Company.

On May 24, 2005, the shareholders of the Company approved the amendment of the Plan from a 10% “fixed stock option plan” to a “rolling stock option plan”. Under a rolling stock option plan the number of shares reserved for issuance must not exceed 10% of the total number of common shares which are issued and outstanding on the particular date of grant. The Plan was further amended on May 17, 2006, March 27, 2007, April 14, 2009 and January 1, 2011. On January 1, 2011, the Board approved an amendment to the Plan in response to amendments to the Income Tax Act (Canada) that took effect on the same date, which amendment was approved by the TSX on February 1, 2011. In particular, the Company amended the Plan to reflect that withholding tax must be remitted by the Company to the Canada Revenue Agency upon the exercise of options by a Participant. This amendment did not require shareholder approval, as the Plan permits the Board to approve, without further approval of the shareholders of the Company, amendments necessary to ensure that the Plan complies with income tax laws in force.

Every three years after institution, all unallocated options under the Plan must be approved by a majority of the Company’s directors and the shareholders of the Company. The Plan was last ratified, confirmed and approved by the shareholders of the Company on May 15, 2008. See “Particulars of Matters to be Acted Upon”.

The maximum number of common shares issuable on exercise of options granted under the current Plan as at December 31, 2010 was 11,634,001 shares (which represents 10% of the issued and outstanding share capital at December 31, 2010). As at April 29, 2011, there were outstanding options to purchase 6,587,900 common shares which represent 5.65% of the Company’s outstanding share capital as at April 29,

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2011. A balance of 5,081,100 common shares is unallocated under the Plan which represents 4.35% of the Company’s outstanding share capital as at April 29, 2011. In 2010, the Company granted 4,021,000 stock options, or 3.49% of the weighted average number of shares outstanding for the year (2009 – 2,515,000 or 2.4%). At the end of 2010, the number of options outstanding represented 5.94% of outstanding shares (2009 – 5.01%).

The number of shares subject to an option granted to any one Participant shall be determined by the Board or such committee of the Board which is appointed to administer the Plan (such committee or, if no such committee is appointed, the Board is hereinafter referred to as the “Board Committee”) based on its review of the performance of the Participant, but no Participant shall be granted an option in any 12-month period which exceeds 5% of the issued and outstanding shares of the Company at the time of grant. The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities. The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The exercise price of the shares subject to each option shall be determined by the Board Committee, subject to applicable TSX approval, at the time any option is granted. In no event shall such price be lower than the price permitted by the TSX. The Board Committee has customarily set the option exercise price as the last closing price for trading on the TSX before the effective date of the option grant, unless the Company is in a restricted trading period (a “Blackout Period”), in which case the exercise price will be the closing price on the day before the effective date of the option grant, with the option grant being deferred until the day after the expiry of the Blackout Period.

The vesting provisions shall be determined by the Board Committee. The Board Committee has customarily set a vesting period of two years over which options will vest in instalments, unless the grantee of the options ceases to be a director, officer, consultant or employee, as the case may be, of the Company, in which case no further options will vest for the benefit of the option recipient.

All benefits, rights and options accruing to any Participant in accordance with the terms and conditions of the Plan shall not be transferable or assignable unless specifically provided for by the Plan or to the extent, if any, permitted by the TSX. During the lifetime of the Participant any benefits, rights and options may only be exercised by the Participant.

Upon the liquidation or dissolution of the Company or upon a re-organization, merger or consolidation of the Company with one or more corporations as a result of which the Company is not the surviving corporation, or upon the sale of substantially all of the property or more than eighty (80%) percent of the then outstanding shares of the Company to another corporation, the Plan shall terminate, and any options theretofore granted hereunder shall terminate unless provision is made in writing in connection with such transaction for the continuance of the Plan and for the assumption of options theretofore granted, or the substitution for such options of new options covering the shares of a successor employer corporation, or a parent or subsidiary thereof, with appropriate adjustments as to number and kind of shares and exercise prices, in which event the Plan and options theretofore granted shall continue in the manner and upon the terms so provided. If the Plan and unexercised options shall terminate pursuant to the foregoing sentence, the shares subject to all options granted shall immediately vest and all Participants then entitled to exercise any unexercised portion of options then outstanding shall have the right at such time immediately prior to consummation of the event which results in the termination of the Plan as the Company shall designate, to exercise their options to the full extent not theretofore exercised.

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The option period shall be a period of time fixed by the Board Committee not to exceed a maximum of 10 years. The Board Committee has customarily set the maximum option period as 5 years for an executive officer or director, and three years for all other option grants.

The expiry date of outstanding options which may expire during a Blackout Period imposed by the Company in accordance with applicable securities laws will be extended for a period of ten business days commencing on the first business day after the expiry date of the Blackout Period.

In the event that a Participant’s unvested options will terminate as a result of the Participant’s death, disability or retirement, the Board Committee may in its sole discretion approve the immediate vesting of any unvested shares subject to such outstanding options prior to the expiry date or termination of such options under the Plan and such Participant (or such persons allowed under the Plan) will then be entitled to exercise any unexercised options (or portion thereof) then outstanding, until such time set out in the Plan, to the full extent not theretofore exercised.

If a Participant shall cease to be a director, officer, consultant or employee of the Company or its subsidiaries or affiliates for any reason (other than death and cause), he may exercise his option to the extent that he was entitled to exercise it at the date of such cessation as set out in an option agreement with such Participant, or if there is none, no later than the first to occur of the expiry date of the option and 90 days after the date of such cessation as a director, officer, consultant or employee of the Company or its subsidiaries or affiliates, subject to the Board Committee, in its sole discretion, approving a reasonable period which is longer than 90 days and subject to any restrictions under applicable TSX policies and rules.

If a Participant shall cease to be a director, officer, consultant or employee of the Company for cause, such Participant’s options shall terminate immediately when he ceases to be a director, officer, consultant or employee. For the purposes of the Plan, “cause” means any act or omission of the Participant in connection with providing services as a director, officer, consultant or employee which, if the Participant were an employee of the Company, would in law permit the Company to, without a notice period or payment in lieu of a notice period, terminate the employment of an employee in the Participant’s circumstances.

Subject to applicable approval of the TSX, the Board Committee may, at any time, suspend or terminate the Plan. Subject to applicable approval of the TSX, the Board Committee may also at any time amend or revise the terms of the Plan, provided that no such amendment or revision shall alter the terms of any options theretofore granted under the Plan.

Pursuant to the policies of the TSX, the Board Committee may, at any time, without further approval by the shareholders of the Company, amend the Plan or any option granted thereunder in such respects as it may consider advisable and, without limiting the generality of the foregoing, it may do so to:

(a)	amend typographical, clerical and grammatical errors;

(b)	reflect changes to applicable securities laws;

(c)	change the termination provisions of an option or the Plan which do not entail an extension beyond the original expiry date;

(d)	include the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve; and

(e)	ensure that the Options granted under the Plan will comply with any provisions respecting the income tax and other laws in force in any country or jurisdiction of which a Participant to whom an option has been granted may from time to time be resident or a citizen.

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Amendments to stock options held by insiders will be subject to regulatory acceptance and disinterested shareholder approval prior to the exercise of the option.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

At no time during the financial year ended December 31, 2010 was any director or executive officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive officer or proposed nominee indebted to the Company or any of its subsidiaries or was indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular and other than with respect to transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or officers of the Company, proposed management nominees for election as a director of the Company, shareholders beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company or any associate or affiliate of any of the foregoing persons has during the Company’s last completed financial year ended December 31, 2010, any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS OF NAMED EXECUTIVE OFFICERS

Management functions of the Company are substantially performed by directors or executive officers of the Company, and not, to any substantial degree, by any other person with whom the Company has contracted.

AUDIT COMMITTEE

Information concerning the Company’s Audit Committee is set out under the heading “Audit Committee” in the Company’s Annual Information Form (“AIF”) dated March 30, 2011 which contains information for the year ended December 31, 2010. The AIF may be obtained from SEDAR under the Company’s profile at www.sedar.com.

CORPORATE GOVERNANCE PRACTICES

In compliance with the requirements of the Business Corporations Act of British Columbia, under which the Company was continued in 2005, the directors are elected by the shareholders to manage, or supervise the management of, the business and affairs of the Company. In exercising their powers and discharging their duties, the directors are required to act honestly and in good faith with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose its corporate governance practices, as summarized below.

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Board of Directors

The Board is currently comprised of seven directors, Messrs. John A. McCluskey, James M. McDonald, Leonard Harris, Mark Wayne, David Gower, Paul Murphy and Anthony Garson. All the proposed nominees are current directors of the Company. It is proposed to maintain the number of directors at seven for the ensuing year.

NI 58-101 suggests that the Board of a public company should be constituted with a majority of individuals who qualify as “independent” directors. An “independent” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to materially interfere with the director’s ability to act with a view to the best interests of the company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, NI 58-101 suggests that the Board should include a number of directors who do not have interests in either the company or a significant shareholder thereof. Of the proposed nominees of the Company, James M. McDonald, Leonard Harris, Mark Wayne, David Gower, Paul Murphy and Anthony Garson are all considered by the Board to be “independent” within the meaning of NI 58-101 and John A. McCluskey is a management director and accordingly is considered to be “non-independent”.

The independent directors exercise their responsibilities for independent oversight of management, and are provided leadership through their majority control of the Board and schedule to meet independently of management at each Board meeting, or whenever deemed necessary.

Other Directorships

As of the date of this Information Circular, the following directors of the Company are directors of other reporting issuers:

Director	Independent Or Not	Directorships In Other Public Companies	Attendance At Board Meetings/ Committee Meetings (1)

John A. McCluskey (2)	Not Independent	None	8 out of 10/ N/A

James M. McDonald	Independent	Kootenay Gold Inc., Regulus Resources Inc.	10 out of 10/ 17 out of 17

Leonard Harris	Independent	Canarc Resource Corp., Sulliden Gold Corp. Ltd., Solitario Resources Corporation, Endeavour Silver Corp., Cardero Resources Corp., Indico Minerals Inc., Aztec Metals Corp, Golden Arrow Resources Corp., Golden Alliance Resources.	10 out of 10/ 8 out of 8

Mark Wayne	Independent	Consolidated Westview Resource Corp., and Tanqueray Resources Ltd., Regulus Resources Inc., Karnalyte Resources Inc.	10 out of 10/ 5 out of 5

David Gower	Independent	Apogee Minerals Ltd., Castillian Resources Corp., Knight Resources Ltd., Forbes Manhattan Coal Corp., Kibaran Nickel Ltd.	10 out of 10/ 4 out of 4

Paul J. Murphy	Independent	Continental Gold Ltd., Guyana Goldfields Inc.	10 out of 10/ 5 out of 5

Anthony Garson (3)	Independent	St. Georges Platinum and Base Metals Inc., Argex Mining Inc.	4 out of 4/ 4 out of 4

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(1)	During the financial year ended December 31, 2010, the Board held 10 meetings.
(2)	John A. McCluskey is President and CEO of the Company, and is therefore considered pursuant to securities legislation not to be independent.
(3)	Anthony Garson was elected to the Board on June 7, 2010.

Six of the seven directors of the Company are considered to be independent based on their not having a direct interest in the affairs of the Company and not being a member of management. Accordingly, the majority of the directors are independent.

In-camera sessions without management present are on the agenda for each Board of Directors meeting, and are held if the Board considers it advisable to do so. The independent directors determine after each Board meeting as to the necessity of holding an in-camera meeting at which only the independent directors attend in order to assert themselves individually and collectively when considering the conduct of the Company’s business and affairs. A total of three in-camera sessions were held in 2010. All in-camera sessions were held without the presence of management.

The Company is engaged in gold mining and mineral exploration activities. All members of the Board have held senior positions with other mining or mineral exploration companies and in many cases are directors of other mining or mineral exploration companies (see Principal Occupations and Other Directorships within this Circular). Mr. McDonald and Mr. Gower are professional geologists who provide valuable oversight of the Company’s exploration programs. Mr. Murphy is experienced in serving mining clients on a financial advisory basis, and brings valuable experience to the Audit Committee function. Mr. Wayne is a former securities lawyer and a CFA and brings additional financial and legal expertise to the Board. Mr. Harris is an experienced mine operator and provides valuable experience in the operations aspect of the Company’s business. Mr. Garson is experienced in mining finance and brings valuable capital markets expertise to the Board.

John A. McCluskey is the President and CEO of the Company. The CEO is the senior management officer of the Company. His role and responsibilities include leading an effective and cohesive management team, setting the tone for the Company by exemplifying consistent values of high ethical standards and fairness and leading the Company in defining its vision. He is the main spokesperson for the Company and bears the chief responsibility to ensure it meets its short-term operational and long-term strategic goals. The CEO works with and is accountable to the Board with due regard to the Board’s requirement to be informed and to be independent.

Mark Wayne is the non-executive Chairman of the Board and is independent. The position description for the Chairman is included in the amended Board of Directors Mandate which was adopted by the Board on December 9, 2008. The Chairman ensures that the responsibilities of the Board are carried out effectively in accordance with good corporate governance practices. His duties and responsibilities as Chairman include, but are not limited to: preside at meetings of the Board; provide leadership to the Board and assist in reviewing and monitoring the strategy, goals and objectives of the Company; establish procedures to govern the Board’s work; ensure the Board is alert to its obligations and responsibilities and

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fully discharges its duties; schedule meetings of the Board and organize and present agendas; communicate with the Board and keep it up to date; work with the Corporate Governance Committee in constituting the Board and ensuring a proper committee structure.

The Board is responsible for succession planning as it relates to the Company’s CEO and other Named Executive Officers. On an annual basis, the Chairman of the Company prepares a draft succession plan report for the CEO and Named Executive Officers and presents it to the Board. The Board is responsible for:

•	Ensuring there is an orderly succession plan for the Chairman, CEO and other Named Executive Officers

•	Reviewing and approving the succession plan

•	Ensuring that the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the Chairman, CEO or other Named Executive Officer

In identifying potential successors, the Board considers the Company’s future business strategy, the core skills and experiences required to carry out this strategy and the leadership abilities of individuals. Where there are gaps in experience or skills of potential successors, the Chairman and CEO discuss developmental opportunities with the Board. The Board also ensures that the directors get to know the potential successors identified. The potential successors make presentations to the Board and are invited to Company functions where they can interact with directors more informally.

Mandate of the Board

The Board has, as a component of its code of conduct, adopted a written mandate. Copies of the Board of Directors Mandate may be obtained by writing to the Company at the address provided on the cover of this Circular or by referring to the Company’s website at www.alamosgold.com. The Board does not actively monitor compliance with the Mandate, but requires prompt notification of apparent or real breaches to it that it may investigate and take action on.

The Board is responsible for the encouragement and promotion of a culture of ethical business conduct through the adoption of a Code of Business Conduct and Ethics that addresses the following:

•	honest and ethical business conduct of our directors, officers, employees and consultants;

•	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

•	protection and proper use of corporate assets and opportunities;

•	confidentiality of corporate information and personal information;

•	proper authorization and approval and full and accurate recording of all financial and other transactions in the records of the Company in accordance with generally accepted accounting principles;

•	fair dealing with the Company’s security holders, customers, suppliers, competitors and employees;

•	compliance with laws, rules and regulators; and

•	reporting of any illegal or unethical behavior.

Copies of the Code of Business Conduct and Ethics may be obtained by writing to the Company at the address given on the cover of this Circular or by referring to the Company’s website www.alamosgold.com.

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Position Descriptions

At present, the Board has delegated the day-to-day management of the business and affairs of the Company to the executive officers of the Company. Generally, operations in the ordinary course or that are not in the ordinary course and do not exceed material levels of expenditures or commitment on the part of the Company have been delegated to management. Decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Company require prior approval of the Board. Any responsibility which is not delegated to management or a Board committee remains with the Board. The CEO reviews corporate objectives with the Board on a quarterly basis. In this manner, the Board approves or develops the corporate objectives which the CEO is responsible for meeting.

The Board has developed written position descriptions for the chair of each Board committee, with the exception of the Corporate Disclosure Committee. The Corporate Disclosure Committee’s responsibilities are clearly delineated in the Company’s Disclosure Policy. The Committee consists of the CEO, the CFO and the Vice President Finance.

Orientation, Education and Effectiveness

New directors are provided with a complete set of the Company’s public filings in the most recent 12 months, and an individual review of the Company’s business, operations and finances by the CEO and by the CFO. They are also encouraged to visit the Company’s principal asset accompanied by the senior executives responsible for their operation. It is the continuing obligation of the Chairman of the Board, the CEO and the senior executives, to bring to the Board’s attention all developing issues, risks and opportunities and proposed regulations that may have an impact on the Company, its business and its operations. Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Any director may, with Board approval, attend an educational course or undertaking at the Company’s expense.

Potential Conflicts of Interest

When proposed transactions or agreements in which directors or officers may have an interest, material or not, are presented to the Board, such interest is disclosed and the persons who have such an interest are excluded from all discussion on the matter, and are not allowed to vote on the proposal. All such matters involving senior management must be dealt with by the Board regardless of apparent immateriality.

Shareholder Feedback and Concerns

The Company presently conducts an active shareholder relations program. The program involves meeting with a broad spectrum of investors, including briefing sessions for analysts and investment fund managers on reported financial results and other announcements by the Company, as well as meeting with individual investors, members of the press and the public. Shareholders are informed of developments by the Company by the issuance of timely press releases, all of which have been reviewed and approved by the CEO and where appropriate by the Board.

Management of the Company routinely makes itself available to shareholders to respond to questions and concerns. Shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholders’ concerns are brought to the attention of the management of the Company and the Board.

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Under the Company’s Disclosure Policy, the Corporate Disclosure Committee (consisting of the CEO, the CFO and the Vice President Finance) is required to oversee the Company’s communications policy. The Corporate Disclosure Committee and the Board monitor the policies and procedures that are in place to provide for effective communication by the Company with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management of the Board. The Corporate Disclosure Committee and the Board also monitor the policies and procedures that are in place to maintain a cohesive and positive image of the Company with shareholders, the mining industry, governments and the public generally.

Committees of the Board

The Company has five active Committees of the Board, namely: the Audit Committee, the Compensation and Nominating Committee, the Corporate Governance Committee, the Corporate Disclosure Committee and the Technical, Environmental, Social and Employee Health and Safety Committee.

Audit Committee

The Audit Committee meets regularly with the CFO and Vice President Finance and the independent auditors to review and enquire into matters affecting financial reporting, the system of internal accounting, financial and disclosure controls, and the independent auditors’ procedures and audit plans. The Audit Committee recommends to the Board the accounting firm to be appointed as independent auditors. The Audit Committee reviews and recommends to the Board for approval the annual financial statements, reviews and approves the interim financial statements, and undertakes other activities required by regulatory authorities. The Audit Committee met five times during 2010.

The Audit Committee presently consists of three directors, Paul Murphy (Chair), Mark Wayne and James M. McDonald each of whom is financially literate. The Company considers “financial literacy” to be the ability to read and understand a company’s fundamental financial statements, including a company’s balance sheet, income statement and a cash flow statement. Each of the members of the Audit Committee is considered to be independent. The members of the Audit Committee are elected by the Board at its first meeting following the annual shareholders’ meeting to serve one year terms and are permitted to serve an unlimited number of consecutive terms.

The Audit Committee has adopted a written charter which may be viewed under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.alamosgold.com.

Compensation and Nominating Committee

The Compensation and Nominating Committee assists the Board, annually and more frequently if appropriate, in fulfilling its responsibilities with respect to: the composition and operation of the Board and Board committees; the appointment of the CEO; the assessment of the performance and the compensation of the CEO; the compensation of the other senior officers of the Company and the directors of the Company; executive compensation disclosure; and, oversight of the compensation structure and benefit plans of the Company.

The Compensation and Nominating Committee is comprised of David Gower (Chair), Leonard Harris and James M. McDonald, all of whom are independent directors.

The Compensation and Nominating Committee has adopted a written mandate which may be viewed on the Company’s website at www.alamosgold.com.

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Corporate Governance Committee

The Corporate Governance Committee assists the Board in fulfilling its responsibilities with respect to corporate governance standards, policies and practices. Corporate governance processes and structures define the division of power among shareholders, the Board and management and can have on impact on other stakeholders such as employees, suppliers and communities and establish appropriate authority and accountability.

The Corporate Governance Committee (i) identifies corporate governance standards and practices applicable to the Company and monitors new developments in corporate governance, and makes recommendations to the Board periodically; (ii) monitors the ongoing application of the Company’s corporate governance principles; (iii) periodically reviews and makes recommendations to the Board on the Articles of the Company, corporate governance principles, Code of Business Conduct and Ethics, the Disclosure Policy, the Board of Directors’ Mandate and the Charters of the Board Committees; (iv) assists the Board in reviewing and approving disclosure with respect to corporate governance practices required to be included in regulatory filings and the annual management information circular; and (v) assists the Board in reviewing and approving any other corporate governance practices disclosure before publicly disclosed by the Company based on advice from its legal and accounting advisors.

The Corporate Governance Committee is comprised of James M. McDonald (Chair) and Mark Wayne, both of whom are independent directors.

The Corporate Governance Committee has adopted a written mandate which may be viewed on the Company’s website at www.alamosgold.com.

Corporate Disclosure Committee

The Company has created a Corporate Disclosure Committee which is responsible for the implementation of the Company’s disclosure policy. The disclosure policy was adopted to: ensure the Company complies with its timely disclosure obligations under applicable Canadian securities laws; prevent selective disclosure of undisclosed material information to analysts, institutional investors, market professionals and others; prohibit trading in securities of the Company by all appropriate parties who have undisclosed material information; ensure the CEO and the CFO receive reports prior to executing their certifications related to the Company’s financial statements; and the Company receives and responds to feedback from its shareholders in a timely and effective manner.

The Corporate Disclosure Committee is comprised of the CEO (John A. McCluskey), the CFO (Jon Morda) and the Vice President Finance (James Porter). Mr. McCluskey is the Chair of the Corporate Disclosure Committee.

The Corporate Disclosure Committee has adopted a written mandate which may be viewed on the Company’s website at www.alamosgold.com.

Technical, Environmental, Social and Employee Health and Safety Committee

The overall purpose of The Technical, Environmental, Social and Employee Health and Safety Committee is to assist the Board in fulfilling its responsibilities and to: (i) ensure that the Company’s management has an effective reporting system in place to fully report to the Board on a regular basis on all aspects of the Company’s exploration, development and mining programs and plans (Technical Programs) and to assist the Board to monitor the Company’s actual performance against capital budgets, timelines and Technical Programs; (ii) review and approve of policies and monitor activities of the

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Company as they relate to public disclosure made by the Company in respect of its mineral projects and reserves to ensure compliance with all applicable regulatory requirements; (iii) review and approve of environmental policies and monitor activities of the Company as they relate to environmental matters; (iv) review and approve of social policies and programs of the Company as they relate to social issues affecting communities where the Corporation is conducting its Technical Programs and activities; and (v) review and monitor the activities of the Company as they relate to the health and safety of employees of the Company in the workplace.

The Technical, Environmental, Social and Employee Health and Safety Committee is comprised of Leonard Harris (Chair), James McDonald and Anthony Garson.

The Committee has adopted a written mandate which may be viewed under on the Company’s website at www.alamosgold.com.

Assessments

The entire Board evaluates the effectiveness of the Board, its committees and individual directors on an annual basis. To facilitate this evaluation, each committee conducts an annual assessment of its performance, consisting of a review of its Charter or mandate, the performance of the committee as a whole and the performance of the committee Chair. Assessment of individual Board member effectiveness is the principal criteria for retention; therefore the Company does not have a formal retirement policy for directors.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere in this Information Circular and other than transactions carried out in the ordinary course of business of the Company or any of its subsidiaries, none of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, none of the persons who has been a director or executive officer of the Company at any time since January 1, 2010 (being the commencement of the Company’s last completed financial year), and no shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, in any matter to be acted upon at the Meeting other than the election of directors.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Approval of Unallocated Options Pursuant to the Plan

The Company originally implemented the Plan in 2005 which was approved by the shareholders of the Company on May 24, 2005 and ratified by the shareholders of the Company on May 15, 2008. The purpose of the Plan is to advance the interests of the Company and its stakeholders and subsidiaries by attracting, retaining and motivating the performance of selected directors, officers, employees or consultants of high calibre and potential and to encourage and enable such persons to acquire and retain a proprietary interest in the Company by ownership of its shares. The Company views the grant of stock options to its directors, officers and key employees and consultants as critical to its ability to attract and retain highly skilled professionals, and if such professionals were not incentivized through stock options, they would need to be otherwise incentivized through substantially increased cash compensation.

The Plan permits the Company, from time to time and in accordance with applicable regulatory requirements, to grant to Participants options to purchase common shares, of up to 10% of the Company’s issued and outstanding common shares. See “Securities Authorized or for Issuance under Equity Compensation” for a summary of the material terms of the Plan. In accordance with the requirements of

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the TSX, every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable (commonly referred to as a “rolling plan”) must be approved by a majority of the issuer’s directors and the issuer’s securityholders. Accordingly, at a board of directors meeting held on April 26, 2011, the Board unanimously approved all unallocated stock options which may be granted under the Plan for a further term of three years. Additionally, in accordance with the policies of the TSX, the Company will be seeking shareholder approval to approve all unallocated stock options which may be granted under the Plan for a further term of three years.

As at April 29, 2011, the Company had 116,690,006 common shares issued and outstanding. Under the Company’s rolling stock option plan it is permitted to issue options representing up to 10% of the issued and outstanding shares. Based on 116,690,006 common shares outstanding, this permits the Company to issue stock options for the purchase of 11,669,000 common shares. As at April 29, 2011, the Company has granted stock options for the purchase of 6,593,900 common shares representing 5.64% of the issued and outstanding common shares.

If the resolution approving all unallocated options under the Plan is not approved by shareholders of the Company at the Meeting, currently outstanding options will continue unaffected; however, the Company will not have the ability to grant further stock options under the Plan. Furthermore, currently outstanding options that are subsequently cancelled or terminated will not be available for re-issuance under the Plan. At the Meeting, the shareholders of the Company will be asked to consider and, if deemed advisable, approve an ordinary resolution to approve all unallocated options under the Plan. The terms of the Plan are described in this Information Circular. See “Securities Authorized for Issuance under Equity Compensation Plans – Stock Option Plan”.

The form of ordinary resolution to be considered by shareholders of the Company at the Meeting is as follows: BE IT RESOLVED THAT:

1.	All unallocated options under the Company’s stock option plan are hereby approved and the Company has the ability to grant stock options under the stock option plan until June 2, 2014, that is until the date that is three years from the date of the Meeting at which this resolution is passed by shareholders of the Company; and

2.	Any director or officer of the Company is hereby authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or cause to be delivered, such other documents and instruments, and to do or cause to be done all such other acts and things, as may in the opinion of such director or officer of the Company be necessary or desirable to carry out the intent of the foregoing resolution.

In the absence of contrary instructions, the persons designated in the accompanying Form of Proxy intend to vote in favour of the above resolutions.

In order to be effective, the ordinary resolution approving the unallocated options under the Plan must be approved by a majority of votes cast at the meeting, in person or by proxy.

The directors believe that the above ordinary resolution to approve unallocated stock options that may be granted under the Plan is in the best interests of the Company and recommend that the shareholders approve such resolution.

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MANAGEMENT INFORMATION CIRCULAR

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available under the Company’s profile on the SEDAR website at www.sedar.com or at www.alamosgold.com. Financial information relating to the Company is provided in the Company’s comparative financial statements and management’s discussion and analysis for the most recently completed financial year ended December 31, 2010.

Shareholders may obtain a copy of the Company’s financial statements and management’s discussion and analysis upon request to the Company at Suite 2200, 130 Adelaide Street West, Toronto, Ontario, Canada, M5H 3P5.

35 | ALAMOS GOLD INC